NEXSTAR BROADCASTING GROUP, INC.

5215 North O’Connor Boulevard

Suite 1400

Irving, Texas 75039

November 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, DC 20549

Re:	Nexstar Broadcasting Group, Inc.
Nexstar Broadcasting, Inc.
Request to Withdraw Registration Statement on Form S-3
File Nos. 333-184740 and 333-184740-01

Ladies and Gentlemen:

Nexstar Broadcasting Group, Inc. (the “Company”) and Nexstar Broadcasting, Inc., a wholly-owned subsidiary of the Company (collectively, the “Registrants”), pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of their Registration Statement on Form S-3 (File Nos. 333-184740 and 333-184740-01) (the “Registration Statement”), together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was filed with the Commission on November 2, 2012.

The Registrants are seeking withdrawal of the Registration Statement because it was incorrectly coded by the financial printer and filed on EDGAR as a submission type S-1 rather than as the correct submission type S-3. No securities have been sold pursuant to the Registration Statement. The Registrants believe the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

Shortly after learning of the issue, the Registrants worked with the financial printer to refile the Registration Statement as the correct submission type S-3 (the “New Registration Statement”). The New Registration Statement was correctly filed as submission type S-3 on November 2, 2012 and assigned File Nos. 333-184743 and 333-184743-01. The Registrants request, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be applied to the New Registration Statement.

Upon granting the Commission’s consent, please fax a copy of the order withdrawing the Registration Statement to the attention of our counsel, Jason K. Zachary at Kirkland & Ellis LLP at (212) 446-4844.

If you have any questions regarding this application, please contact Jason K. Zachary at (212) 446-4844. Thank you for your assistance in this matter.

Very truly yours,

/s/ Thomas E. Carter
Thomas E. Carter
Executive Vice President Finance and Chief Financial Officer